KINGSWOOD CAPITAL MARKETS

Division of Benchmark Investments, Inc.

17 Battery Place, Suite 625

New York, New York 10004

April 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Nick Lamparski, Esq.

Re:	Protagenic Therapeutics, Inc. Registration Statement on Form S-l File No. 333-253006

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters of Protagenic Therapeutics, Inc.’s proposed public offering of its units, with each unit consisting of one share of common stock and one warrant to purchase one-half of a share of common stock, we hereby join Protagenic Therapeutics, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 5:00 p.m. (Eastern time) on Thursday, April 22, 2021, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that between April 7, 2021 and the date hereof, we have distributed approximately 500 copies of the Preliminary Prospectus, dated April 7, 2021 to prospective dealers, institutional investors, retail investors and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

KINGSWOOD CAPITAL MARKETS, division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

[Protagenic Therapeutics, Inc. Acceleration Request]